Exhibit 23.2

Consent of Independent Auditor

We consent to the incorporation by reference in Amendment No.1 to the Registration Statement (No. 333-182828) on Form S-3 of Asure Software, Inc. of our report dated September 12, 2012, relating to our audits of the consolidated financial statements of PeopleCube Holding BV d/b/a PeopleCube as of and for the years ended December 31, 2011 and 2010, which is included in the Current Report on Form 8-K/A filed on September 24, 2012.  Our report dated September 12, 2012 relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to PeopleCube Holding BV d/b/a PeopleCube’s ability to continue as a going concern.

We also consent to the reference of our firm under the caption “Experts” in such registration statement.

/s/ McGladrey LLP

Boston, Massachusetts

September 24, 2012